FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2003

Commission File Number 0-28966

Biacore International AB (publ)

C/o Biacore International SA
Puits-Godet 12
CH-2000 Neuchatel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X
Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes
No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


NEW BIACORE(r)3000 GxP PACKAGE LAUNCHED

Uppsala, Sweden, April 1, 2003

Biacore International AB (Biacore) (SSE: BCOR; Nasdaq: BCOR) today announced the launch of its Biacore(r)3000 GxP Package, which will strengthen the system's use in pre-clinical and clinical applications. The new product was developed to facilitate compliance with worldwide regulatory expectations and will complement Biacore(r)C, launched in 2001 for rapid concentration analysis in drug development, manufacturing quality control and in-process control applications.

The combined Biacore(r)3000 GxP Package enables rapid and high quality kinetic analysis of both well characterized biopharmaceuticals and small molecule therapeutics in the pre-clinical and clinical areas of drug development. The system was developed for use in regulated applications such as immunogenicity studies, biomolecular characterization and stability studies, ligand binding assays for potency and kinetics-based QC to expedite product release. The addition of the GxP package enables both legacy and new Biacore(r)3000 systems to meet current USFDA 21 CFR Part 11 Regulations for electronic records.

"Drug companies are increasingly faced with the pressure of bringing new products to market faster while meeting ever stricter regulatory requirements. Biacore is committed to providing technology that addresses their needs through systems that not only deliver rapid, high quality data, but that also meets the requirements for security and traceability of that data," commented Julian Abery, Vice President and Head of the Pharmaceutical and Biotechnology Business Unit. "Our Biacore(r)3000 GxP Package was developed in response to our pharmaceutical and biotechnology customer's requirements to complement our existing offering in this area."

With its comprehensive validation support services, Biacore also supports its customers through the entire systems validation process, including equipment qualification and training carried out by GMP-trained personnel upon system installation.

About Biacore

Biacore is a global market leader in Surface Plasmon Resonance (SPR) technology based systems with its own sales operations in the U.S., across Europe, Japan, Australia and New Zealand. A strong patent portfolio protects Biacore's SPR technology, which gives unique real-time insights into biomolecular interactions. Target groups for the Company's products consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies around the world. Biacore is focusing on drug discovery and development as its prime areas for future growth. The Company currently has eight systems on the market, the most important of which are:
Biacore(r)S51 for applications downstream of high-throughput screening (HTS) including rapid characterization of HTS hits and comprehensive pre-clinical evaluation of lead compounds, Biacore(r)3000, which offers flexibility in key life science research and drug discovery applications upstream of HTS, and its recently introduced cell-based system for pharmacological profiling, Procel(tm). Biacore(r)C is specifically designed for compliant concentration analysis of biopharmaceuticals in GLP/GMP applications. A new SPR array chip system, which will provide higher information content, is expected to reach the market in 2004. Based in Uppsala, Sweden, the Company is listed on Stockholmsborsen and Nasdaq in the U.S. In 2002 the Company had sales of SEK 614.2 million and an operating income of SEK 140.6 million.

Cautionary Statement

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, which, by their nature, involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Further information on Biacore can be found on the web: www.biacore.com.


ANNUAL GENERAL MEETING OF SHAREHOLDERS, MAY 8, 2003
Proposal for employee stock option program to be put forward

Uppsala, Sweden, April 4, 2003

The board of Biacore International AB (Biacore) (Stockholmsborsen: BCOR;
Nasdaq: BCOR) today announced its decision to invite the shareholders of Biacore International AB to an Annual General Meeting on May 8, 2003. The board also announced that a proposal will be put forward to the AGM to decide on an employee stock option program. A notice of the AGM with details as regards the employee stock option program is attached.

Notice of Annual General Meeting of Shareholders

This is a non-official translation of the Swedish original wording. In case of differences between the English translation and the Swedish original, the Swedish text shall prevail.

Notice is hereby given to the shareholders in Biacore International AB (publ) on the Annual General Meeting of Shareholders to be held on Thursday, May 8, 2003, at 4.30 p.m. in Hoersalen, Museum Gustavianum, Akademigatan 3, Uppsala, Sweden

Participation

Shareholders who wish to participate in the meeting must be registered as shareholders of record in the register of shareholders maintained by the Swedish Securities Register Center ("VPC") Monday, April 28, 2003 and must notify Biacore International AB, Rapsgatan 7, SE-754 50 Uppsala, Sweden,
Phone +46 18 67 58 00, Fax +46 18 15 01 10 or e-mail info(at)biacore.com, not later than 4.00 p.m. Monday, May 5, 2003. When giving notice of attendance, the shareholder should state name and personal identity number (date of birth) or company registration number. The shareholder may be represented by a representative and may bring one or two assistants. The shareholder must notify the company as regards the number of assistants within the time limit set out above. Representatives should attach to their notice of attendance documents verifying their due authorisation, such as certificate of registration for legal entities.

Shareholders whose shares are held in the name of a trustee must temporarily re-register their shares in their own names in order to be entitled to participate in the meeting. Such re-registration must be effected with VPC on Monday, April 28, 2003. The shareholders should notify their trustees in ample time.

Matters to be dealt with at the meeting

Proposed agenda

1.  Opening of the meeting
2.  Election of chairman at the meeting
3.  Preparation and approval of voting list
4.  Election of one or two persons to confirm the minutes
5.  Approval of the agenda
6.  Resolution as to whether the meeting has been duly convened
7. Presentation of the annual report and the auditor's report as well as the consolidated annual report and the consolidated auditor's report
8.  Resolution as to
    a) the adoption of the profit and loss statement and the balance sheet as well as the consolidated profit and loss statement and the consolidated balance sheet
    b) the allocation of the company's profit according to the adopted balance sheet
    c) discharge from liability for the directors of the Board and the managing director
9.  Resolution as to the number of Board directors and deputy Board directors
10. Resolution as to the remuneration to the Board
11. Election of Board directors and deputy Board directors
12. Appointment of members of a nomination committee
13. Resolution as to the Board's proposal on issue of a debenture with subscription rights for new shares and approval of employee options etc.

Item 8b - Dividends

The Board proposes that SEK 3 per share be distributed to the shareholders.

The Board proposes that May 13, 2003 be the record date for distribution. If the proposal is adopted by the meeting, it is estimated that dividends will be distributed on May 16, 2003.

Items 9, 10 and 11 - Number of Board directors, remuneration and election of Board directors

The company's nomination committee proposes (i) that the number of Board directors, elected by the General Meeting of Shareholders, shall be eight ordinary directors with no deputy directors, (ii) that ordinary directors Lars-Goran Andren, Gordon Edge, Tom Erixon, Ulf Jonsson, Magnus Lundberg, Donald R. Parfet, Mats Pettersson and Marc van Regenmortel be re-elected, and
(iii) that the Board directors receive remuneration amounting to SEK 1,750,000 to be distributed among the directors elected by the General Meeting of Shareholders as determined by the Board.

Shareholders representing app. 48.7 % of the total number of votes in the company have notified that they will vote for the nomination committee's proposal in these items 9, 10 and 11.

Item 12 - Appointment of members of the nomination committee

- The nomination committee proposes that the General Meeting of Shareholders authorises the chairman of the Board to convene representatives of at least the three largest owners of the company, who are not directors of the Board, to be members of the nomination committee together with the chairman of the Board for the time until the next Annual General Meeting of Shareholders. The composition of the committee before the election of the Board in 2004 will be announced in connection with the publication of the company's interim report for the third quarter of 2003. The nomination committee will receive no remuneration.

Shareholders representing app. 48.7 % of the total number of votes in the company have announced that they intend to vote for the nomination committee's proposal in this item 12.

- The Swedish Shareholders' Association (Sw: Sveriges Aktiesparares Riksforbund) proposes that the nomination committee be appointed by the General Meeting of Shareholders and that it consists of members independent of the company who represent the company's owners at the General Meeting of Shareholders. A representative of the minority shareholders should be part of the committee.

Item 13 - The Board's proposal on issue of debenture with subscription rights for new shares and approval of employee options etc.

(a) Decision on issue of debenture with subscription rights for new shares

The Board proposes that the General Meeting of Shareholders decides that the company shall issue a debenture, with a nominal value of SEK 1,000, with a total of 100,000 detachable subscription rights for subscription of new shares in the company. The debenture with its attached subscription rights shall be issued mainly on the following terms:

With deviation from the shareholders' preferential rights, a wholly owned subsidiary to the company (the "Subsidiary") shall have the right to subscribe for the debenture. Subscription and payment shall take place no later than May 15, 2003. The debenture shall carry an annual interest of three per cent and is due for payment on August 31, 2003. The price for the debenture shall be equivalent to its nominal value.

Each subscription right gives the holder the right to subscribe for one share, with a nominal value of SEK 10, in the company during the period May 16, 2003, or the later date when the Patent and Registration Office (Sw: Patent- och registreringsverket) registers the issue, to May 31, 2008 (allotted employee options, however, can only be exercised gradually, see section (b) below). The subscription price shall be equivalent to 100 per cent of the average last price paid for the company's shares listed on the Stockholm Exchange during the period April 30, 2003 to May 15, 2003.

The subscription rights shall be immediately detachable from the debenture. The Subsidiary shall utilize the subscription rights as stated below in section (b).

The increase of the company's share capital will amount to SEK 1,000,000 if all the subscription rights are exercised. The increase corresponds to a dilution of app. 1 per cent (app. 8.8 per cent totally together with the incentive programs decided in 2000, 2001 and 2002) of the share capital and of the votes (calculated on the current share capital).

The reason for deviation from the shareholders' preferential rights is that the Board wishes to promote the long-term financial development of the company by offering employees of the Biacore group an incentive program which supplements the incentive programs decided in 2000, 2001 and 2002 and which gives the employees an opportunity to share an increase in the value of the company. The incentive program is further motivated by the opportunity to more easily recruit and retain qualified staff within the company and to create a common value system between the shareholders and the employees.

(b) Approval of the issuance of employee options etc.

Subscription rights according to section (a) above shall be utilised by the Subsidiary in order to secure the Subsidiary's, or another company's within the Biacore group, obligations pursuant to the employee options, which shall be issued mainly according to the terms stated below. The General Meeting of Shareholders is proposed to approve of the Subsidiary's issuance of employee options involving a right to acquire shares in the company on the following terms and the Subsidiary's forwarding of subscription rights to another company within the Biacore group for an equivalent utilisation.

Each employee option shall give the holder a right to acquire one share in the company from the entity, which the Subsidiary, or another company within the Biacore group, assigns. Payment shall be made with an amount corresponding to 100 per cent of the average last price paid for the company's shares listed on the Stockholm Stock Exchange during the period April 30, 2003 to May 15, 2003. Employee options shall be issued free of charge to employees within the Biacore group. Issuance of employee options presumes, however, that such issuance can be carried out legally and that such issuance, in the company's opinion, can be effected with reasonable administrative costs and financial stakes. Allotted employee options gradually give a right to acquire shares in the company. All options can be exercised three years after allotment. The employee options may be exercised up to and including May 10, 2008.

The Board will decide on the allotment in each individual case. No more than 10,000 options shall be issued to the CEO/managing director of Biacore International AB, no more than 5,000 options per person to other senior management, no more than 2,000 options per person to other key employees and no more than 500 options per person to other employees. Board directors who are appointed by the General Meeting of Shareholders, and who are not employed by the company, will not receive employee options and no allotment is guaranteed.

When issuing options as stated above the employee's achievement, position and importance for the Biacore group shall be considered.

The Subsidiary, or another company within the Biacore group, shall have the right to utilise the requisite number of subscription rights in order to cover certain costs, primarily social security contributions that arise in connection with a possible exercise of the employee options.

(c) Instructions and authorisations for the Board

It is proposed that the General Meeting of Shareholders authorises the Board to cancel the issue and the offer to the employees no later than May 28, 2003 in case market conditions or other circumstances are not considered suitable at this point in time.

For a decision according to this item 13 to be valid, it has to be supported by shareholders holding at least nine-tenths of the votes cast as well as nine-tenths of all the shares represented at the meeting.

Documents

Accounts and auditor's report and the complete proposal from the Board with respect to item 13 will be available for the shareholders at the company as from April 24, 2003, at which date the documents will also be available on the company's website, www.biacore.com. The documents will also be distributed free of charge to shareholders who request to receive them. In addition, the complete proposal from the Board with respect to item 13 will be automatically distributed to those shareholders who have given notice of attendance at the Annual General Meeting of Shareholders.

The documents will also be available at the Annual General Meeting of Shareholders.

Program

15.00         The doors open
15.30-16.00   Lecture:
              Biacore and mass spectrometry -
              a complete solution for protein research
16.30         Start of the Annual General Meeting of Shareholders

Uppsala in April 2003

Biacore International AB (publ)
The Board of Directors


About Biacore

Biacore is a global market leader in Surface Plasmon Resonance (SPR) technology based systems with its own sales operations in the U.S., across Europe, Japan, Australia and New Zealand. A strong patent portfolio protects Biacore's SPR technology, which gives unique real-time insights into biomolecular interactions. Target groups for the Company's products consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies around the world. Biacore is focusing on drug discovery and development as its prime areas for future growth. The Company currently has eight systems on the market, the most important of which are:
Biacore(r)S51 for applications downstream of high-throughput screening (HTS) including rapid characterization of HTS hits and comprehensive pre-clinical evaluation of lead compounds, Biacore(r)3000, which offers flexibility in key life science research and drug discovery applications upstream of HTS, and its recently introduced cell-based system for pharmacological profiling, Procel(tm). Biacore(r)C is specifically designed for compliant concentration analysis of biopharmaceuticals in GLP/GMP applications. A new SPR array chip system, which will provide higher information content, is expected to reach the market in 2004. Based in Uppsala, Sweden, the Company is listed on Stockholmsborsen and Nasdaq in the U.S. In 2002 the Company had sales of SEK 614.2 million and an operating income of SEK 140.6 million.

Cautionary Statement
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, which, by their nature, involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Further information on Biacore can be found on the web: www.biacore.com.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biacore International AB (publ)
By: Lars-Olov Forslund
Name: Lars-Olov Forslund
Title: Chief Financial Officer
Dated: May 5, 2003